SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                        ________________________________
                                    FORM 11-K
                        ________________________________
                                  ANNUAL REPORT
                           PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [FEE REQUIRED].
For the fiscal year ended December 31, 1993.


                                    OR


[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ____________ to ____________.

Commission File Number 1-4235.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             AMP Incorporated Employee Savings and Thrift Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AMP Incorporated
                               470 Friendship Road
                         Harrisburg, Pennsylvania 17111


                                   An Exhibit Index is found on Page 4 of 19.

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                           REQUIRED INFORMATION


  The AMP Incorporated Employee Savings and Thrift Plan is a plan that is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and therefore the Plan is providing, as Exhibit 1 hereto, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements include audited statements of net assets available for benefits at December 31, 1993 and at December 31, 1992, and audited statements of changes in net assets available for benefits for the fiscal year ended December 31, 1993.

  The Plan financial statements have been examined by Arthur Andersen & Co.
A currently dated and manually signed written consent of Arthur Andersen & Co. with respect to the Plan financial statements that relate to the fiscal year ended December 31, 1993, which consent and Plan financial documents have been incorporated by reference in a Registration Statement on Form S-8 under the Securities Act of 1933, as amended, is provided as Exhibit 2 to this annual report.

                                SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             AMP Incorporated Employee Savings
                               and Thrift Plan (the "Plan")

                            AMP Incorporated (Plan Administrator)

                                   /s/ P. G. Guarneschelli
Date: June 29, 1994         By:_______________________________
                                Philip G. Guarneschelli
                                Vice President,
                                Global Human Resources

                                  EXHIBIT INDEX

EXHIBIT        DESCRIPTION                                      PAGE
- - -------        -----------                                      ----


   1      Audited financial statements for AMP Incorporated    5 of 19
             Employee Savings and Thrift Plan


   2      Consent of Independent Public Accountants           18 of 19

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